Nordic Nickel Ltd.
Company Statement

To:      United States Securities and Exchange Commission
            Division of Corporation Finance
            100 F Street, N.E.
            Washington, D.C.
            U.S.A., 20549-7010

As part of its response to the May 17, 2007 comment letter from the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), Nordic Nickel Ltd. (the "Company") hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NORDIC NICKEL LTD.

By: D. James (Jim) MacKenzie
Name: D. James (Jim) MacKenzie
Title: President, Chief Executive Officer and a Director
Date: June 1, 2007